UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MESSAGE FROM THE CEO

From the beginning of the year, we initiated a transformational agenda based on our five strategic pillars.

Consistent with the focus on the assets in which we are natural owners, in the first four months of the year our divestments reached US$ 11.3 billion, a record for Petrobras. The highest value transaction was the sale of 90% of TAG for US$ 8.6 billion. In the near future it is our firm intention to sell the residual holdings of 10% in TAG and NTS.

On May 1, following postponements caused by operating problems, the closing transaction of the Pasadena Texas refinery for Chevron was finally closed for US$ 467 million. The Pasadena sale has high symbolic value for our company because it definitely cuts the connection with a tragic past.

We launched the Liquigás sales teaser, containing restrictions to companies that already participate in the market for the distribution of bottled natural gas and tanks. We added several assets to the divestment program, including the full sale of eight refineries, totaling a capacity of 1.1 Mbd, and PUDSA, a network of service stations in Uruguay, and a secondary offering of BR Distribuidora shares.

The divestment of refineries serves three objectives: (a) reallocation of capital from low-return assets to investment in the pre-salt, with high expected returns; (b) release of resources to serve the still considerable debt of Petrobras; (c) correction of an anomaly, evidenced by the concentration of 98% of refining capacity in a single player.

Our investments in Uruguay have resulted in continuous destruction of value for many years. In addition to the sale of the fuel distribution operation, we are expressing a firm interest in returning the concessions for the distribution of natural gas.

Simultaneously with several ongoing initiatives, we are promoting changes in the management of BR Distribuidora, with a view to maximizing value generation.

With the support of the Board of Directors we have carried out administrative reform, whose objective is to streamline the decision-making process and to strengthen the accountability of the company executives. In the context of these changes, the Strategy Executive Board was extinguished, with the relocation of its management to other departments, with the strategy department reporting directly to the CEO, in the same way as portfolio management.

On the other hand, the Institutional Relations Board will be created, responsible for relations with governments, legislative and judicial powers, regulatory and control bodies, communication and social responsibility and regulatory issues, which bring together very important issues that were being dealt with in a fragmented way. Petrobras, resulting in inefficiency and inefficiency.

A goal of cutting operating costs of US$ 8.1 billion over the period 2019-2023 has been set.

At the moment, we focus on the easier implementation cuts. Examples include the demobilization of the two higher-cost buildings in São Paulo and Rio (Ventura), the closure of several offices outside Brazil, in New York, Mexico City, Libya, Angola, Nigeria, Tanzania, Iran and Tokyo and the reduction of discretionary spending.

Although maintained, the Houston office is suffering significant contraction. As a result, only a small contingent staff will be retained and the annual rent will decrease from US$ 5.8 million to US$ 600 thousand. Our operations in the US have suffered losses of U$ 6.3 billion over the past five years, but after divestments, there is only a 20% stake in the joint venture with Murphy Oil in the Gulf of Mexico.

We launched a program of voluntary dismissal, with a reduction in personnel expenses of R$ 4.1 billion. This month, a program of ideas will be initiated, in which our employees are being encouraged to suggest initiatives that lead to cost reduction and productivity gains. The best ideas will be rewarded after implementation.

Of course, the bulk of the intended cost cut will be driven by changes in processes and digital transformation, still in the planning stage.

We believe that reducing the financial leverage and the absolute value of indebtedness, lengthening the average term and considerably improving the relationship with the global capital market will enable Petrobras to improve its perception of risk and reduce the cost of capital.

The approval in April of a variable compensation program is an important step in building meritocracy. In this sense, we started to work on the implementation of the EVA system, which from 2020 will be used to measure the performance of each operational unit, in order to set realistic but challenging targets and serve as a basis for variable compensation. Our purpose is that each employee seeks value generation.

Safety is a strategic priority and we will always try to reinforce it. We will start a new training program that will cover 180,000 people, among our employees and contractors.

The theft of fuel from our pipelines has grown in recent years. We are actively working to combat this crime by employing our intelligence teams in close collaboration with modern police and equipment.

We are confident that the implementation of the transformation agenda will contribute to Petrobras being a stronger and healthier company with the capacity to produce considerable value for its shareholders.

The highlight of the quarter was the progress in portfolio management, with the announcement of the signing of 3 contracts for the sale of assets in the amount of US$ 10.3 billion, related to the sale of 90% of TAG gas pipelines, 50% of the field of Green Turtle and of Module III of Espadarte, in addition to 34 onshore production fields. We also concluded the sale of the Pasadena refinery for US$ 467 million. Considering the transactions of signed divestments and completed operations, the total value of asset sales is US$ 11.3 billion. Also approved were new portfolio management guidelines that include the sale of eight refineries totaling a processing capacity of 1.1 million barrels per day, as well as the additional sale of interest in Petrobras Distribuidora and the sale of the service network in Uruguay. As a result, the Company strengthens the focus on the assets in which it is the natural owner, improving capital allocation, increasing return on capital employed and reducing the cost of capital.

FINANCIAL REPORT

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the Brazilian real-denominated results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign Exchange Translation Effects on Results of Operations of 1Q 2019”.

Sales Revenues

Net Revenues (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Exploration & Production	11,384	12,550	(9)
Refining, Transportation and Marketing	16,136	17,060	(5)
Gas & Power	3,220	2,836	14
Distribution	6,171	7,220	(15)
Others	60	68	(12)
Eliminations	(15,742)	(16,776)	6
Total	21,229	22,958	(8)

Sales revenues were US$ 21,229 million in 1Q19, a 8% decrease (US$ 1,729 million) when compared to US$ 22,958 million in 1Q18, mainly due to:

•	Decrease in domestic revenues (US$ 851 million), mainly as a result of:
✓

Decrease in oil products revenues (US$ 1,121 million), primarily reflecting a decrease in the average prices of diesel and gasoline when expressed in U.S. dollars, as well as lower sales of gasoline, due to a higher share of ethanol in the fuel market. These effects were partially offset by the increase in the volume of diesel sales volume due to lower imports from competitors, as well as higher natural gas revenues (US$ 214 million), tracking higher domestic prices.

•	Lower export revenues (US$ 211 million), driven by lower international prices of crude oil and oil products and by lower oil product export volumes; and

•

Decreased revenues from operations abroad (US$ 667 million) following the disposal of E&P assets of Petrobras America Inc., the sale of distribution companies in Paraguay and lower international prices.

Sales Volume - thousand barrels/day	1Q19	1Q18	2019 x 2018 (%)
Diesel	746	668	12
Gasoline	437	468	(7)
Fuel oil	44	49	(10)
Naphtha	91	97	(6)
LPG	215	218	(1)
Jet Fuel	112	107	5
Others	157	161	(2)
Total oil products	1,802	1,768	2
Alcohols, nitrogen products and other renewables	72	63	14
Natural gas	338	340	(1)
Total domestic market	2,212	2,171	2
Exports of petroleum, oil products and other	677	688	(2)
Sales of international units	170	269	(37)
Total international market	847	957	(11)
Grand total	3,059	3,128	(2)

Cost of Goods Sold

US$ million	1Q19	1Q18	2019 x 2018 (%)
Raw materials, products for resale, materials and services	(7,836)	(8,332)	6
Depreciation, depletion and amortization	(3,140)	(3,071)	(2)
Production taxes	(2,398)	(2,474)	3
Personnel expenses	(843)	(827)	(2)
Total	(14,217)	(14,704)	3

Cost of goods sold was US$ 14,217 million in 1Q19, a 3% decrease (US$ 487 million) compared to US$ 14,704 million in 1Q18, mainly due to:

•

Foreign exchange translation effects over the average cost of sales when expressed in U.S. dollars, reflecting the depreciation on average Brazilian real, and lower costs from operations abroad, following the disposal of E&P assets and the sale of distribution companies in Paraguay;

•	Higher share of crude oil imports on processed feedstock and of oil product imports on sales mix, mainly for diesel; and
•	Increased share of LNG in sales mix, due to higher thermoeletric demand.

Operating Expenses

Operating expenses (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Selling, general and administrative expenses	(1,713)	(1,933)	11
Selling expenses	(1,097)	(1,273)	14
Materials, third-party services, rent and other related costs	(803)	(959)	16
Depreciation, depletion and amortization	(165)	(85)	(94)
Allowance for expected credit losses	(36)	(130)	72
Employee compensation	(93)	(99)	7
General and administrative expenses	(616)	(660)	7
Personnel expenses	(398)	(412)	4
Materials, third-party services, rent and other related costs	(171)	(208)	17
Depreciation, depletion and amortization	(47)	(40)	(18)
Exploration costs	(174)	(136)	(28)
Research and development expenses	(138)	(153)	10
Other taxes	(103)	(148)	30
Other income and expenses, net	(1,164)	(392)	(197)
Total	(3,292)	(2,762)	(19)

General and administrative expenses were US$ 616 million in 1Q19, a 7% decrease (US$ 44 million) compared to US$ 660 million in 1Q18, mainly due to foreign exchange translation effects that decreased the average general and administrative expenses, reflecting the depreciation of the average Brazilian real.

Exploration costs were US$ 174 million in 1Q19, a 28% increase (US$ 38 million) compared to US$ 136 million in 1Q18, mainly due to higher exploration expenditures relative to projects without commercial feasibility (US$ 42 million) and to increased geological and geophysic expenses (US$ 14 million).

Other income and expenses totaled US$ 1,164 million in expenses in 1Q19, a US$ 772 million increase compared to the US$ 392 million in expenses in 1Q18, mainly due to the decrease in the net gain on the sale and write-off of assets, mainly driven by the gains, in 1Q18, on sale of Lapa and Iara fields (US$ 689 million) and by the contingent payment received for the sale of Carcará (US$ 300 million), partially offset by the gain, in 1Q19, from the sale of distribution companies in Paraguay (US$ 141 million).

Net Finance Income (Expense)

Net finance income (expense) (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Finance income	362	339	7
Income from investments and marketable securities (Government Bonds)	131	139	(6)
Others	231	200	16
Finance expenses	(1,806)	(1,804)	−
Debt interest and charges	(1,334)	(1,627)	18
Unwinding of discount on lease liabilities	(335)	−
Capitalized borrowing costs	346	497	(30)
Unwinding of discount on the provision for decommissioning costs	(209)	(183)	(14)
Others	(274)	(491)	42
Foreign exchange gains (losses) and inflation indexation charges	(718)	(770)	7
Foreign exchange variation	(15)	(8)	(88)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(755)	(820)	8
Others	52	58	(10)
Total	(2,162)	(2,235)	3

Net finance expense was US$ 2,162 million in 1Q19, a 3% decrease (US$ 73 million) when compared to the expense US$ 2,235 million in 1Q18, mainly due to:

•

Lower debt interest and charges (US$ 293 million) and foreign exchange losses and indexation charges on net debt (US$ 212 million), primarily reflecting foreign exchange translation effects that decreased interest and charges when expressed in U.S. dollar, partially offset by financial expenses arising from lease liabilities, after the adoption of the IFRS 16 (US$ 335 million).

Income tax expenses

Income tax expenses were US$ 565 million in 1Q19, a 54% decrease (US$ 654 million) compared to US$ 1,219 million in 1Q18, as a result of lower taxable income of the period. For more information about income tax expenses, see Note 16.3 to the Company’s unaudited interim consolidated financial statements.

Adjusted EBITDA

Consolidated adjusted EBITDA reached US$ 7,294 million, 8% below the US 7,945 million recorded in 1Q18 and reflects the fall in international oil prices, leading to lower export margins. There was also a reduction in diesel and gasoline prices and volumes, as well as the provisioning related to the arbitrage of Sete Brasil.

Adoption of IFRS 16

IFRS 16 - Leases, which became effective as of January 1, 2019, contains principles for the identification, recognition, measurement, presentation and disclosure of leases by both lessees and by lessors.

Among the changes in the standard, IFRS 16 eliminated the classification between finance leases and operating leases, and there is a single model for the lessee in which all leases result in the recognition of assets related to right-of-use of leased assets and a lease liability.

With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating leases, and recognizes in its income statement: (i) the effects of the depreciation of the right-of-use assets; and (ii) the financial expenses and exchange variation determined based on the lease liabilities.

The company emphasizes that it did not acquire new debts and there was no acquisition of new assets, the impacts arising only as a result of the change in accounting requirements and with no effects on cash and cash equivalents.

On January 1, 2019, the Company recognized the amount of US$ 26.6 billion in the balances of property, plant and equipment and in the lease liability due to the measurement of the right-of-use assets and the associated lease liability; such changes did not impact shareholders' equity.

The following are the main property right-of-use assets in PP&E and the reconciliation for the requirements of IFRS 16:

Right-of-use by underlying asset (US$ million)
Oil and gas producing units	12,925
Vessels	11,996
Lands and buildings	1,011
Others	643
Total	26,575

About 90% of the contracts are concentrated in the Exploration and Production segment.

Commitment to operating lease as of December 31, 2018	95,379
Commitments for which lease terms have not commenced	(54,825)
Discount effect	(9,980)
Short-term leases and others	(3,999)
Initial application	26,575
Finance lease (IAS 17) recognized on December 31, 2018	185
Lease liability on 1 January 2019	26,760

Considering that the company adopted the cumulative-approach method, lease liabilities were measured at the present value of the remaining lease payments using as discount rates the incremental rates on the company's loans at the date of initial adoption, determined mainly by the rates obtained through bond yields issued by the company, adjusted for the term, currency, economic environment of the country of operation of the lessee and effects of similar guarantees.

The average incremental interest rate on lease liabilities at the initial adoption was 6.06%.

The adoption of IFRS 16 does not alter Petrobras' deleveraging strategy. The goal of reducing the net debt / LTM adjusted EBITDA ratio to 1.5x in 2020 is maintained.

Investments

For the capital expenditures (see glossary) amounts presented in the table below, the initial application of international reporting standard IFRS 16 is not considered.

Investments (US$ million)	1Q19	4Q-2018	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Exploration and Production	1,958	2,700	(27)	2,757	(29)
Refining	213	375	(43)	182	17
Gas and Energy	92	152	(39)	65	42
Distribution	36	46	(22)	26	38
Others	38	53	(28)	37	3
Total	2,337	3,326	(30)	3,067	(24)

Of the total investments in 1Q19, 77% correspond to capital investments, i.e., investments with the main objective of increasing the capacity of existing assets, implementing new assets for production, offloading and storing, increasing efficiency or profitability of the asset, and implement essential infrastructure to enable other capital investment projects.

In the Exploration and Production segment, investments in 1Q19 totaled US$ 1,957 million, mainly focused on activities related to the development of production of new oil fields in the pre-salt of the Santos Basin, maintenance of production of legacy fields, improving the operational efficiency of production assets and exploring new production areas. Also noteworthy during this period was the start-up of three new oil and gas production systems in the fields and Lula and Búzios.

The following table presents the main information on the new oil and gas production systems.

Project	Production Start-up	Plataform capacity (bbl/day)	Total Capex BMP 19-23 (US$ billion)	Status
Berbigão	2019	150,000	2.6	Project in phase of execution with production system with more than 95% of physical progress. 10 wells drilled and 5 completed
Atapu 1	2020	150,000	3.8	Project in phase of execution with production system with more than 95% of physical progress. 10 wells drilled and 1 completed
Sépia 1	2021	180,000	3.0	Project in phase of execution with production system with more than 55% of physical progress. 5 wells drilled and 2 completed
Mero 1	2021	180,000	1.3	Project in phase of execution with production system with more than 40% of physical progress. 4 wells drilled and 1 completed
Búzios 5	2022	150,000	3.1	Production system under procurement

Portfolio Management

In 2019, we completed the sale of 2 assets, which, together with the cash obtained in the signed divestment agreements, will ultimately result in US$ 1.2 billion of cash inflows through divestment. Here we highlight the conclusion of the sale of the Pasadena refinery for US$ 467 million and the conclusion of the sale of distribution companies in Paraguay, with a payment of US$ 381 million.

Regarding the signings of new divestments in the same period, we added US$ 10.9 billion in total transaction value (40% of the target established in BMP19-23, disregarding the additional investments contemplated in the Resilience Plan). This value was obtained when we signed the contracts for the sale of 90% of TAG, which holds 4.5 thousand km of gas pipelines and 74 million m3/day of natural gas transport capacity, of 50% of the Tartaruga Verde and Module III of Espadarte, of 34 onshore production fields in Rio Grande do Norte, of 100% of the Maromba field and Pasadena refinery.

From 01/01/2019 to 04/30/3019 we have so far totaled US$ 11.3 billion of signed and completed divestment transactions, considering the transactions signed in 2018 and completed in 2019 and signed/completed in 2019.

We have disclosed the teaser for the Liquigás divestment process, another 14 divestments processes are in the binding phase: Baúna field, Sergipe-Alagoas deep water, UFN-III and Araucária Nitrogenados, 4 hubs in shallow waters (SE, CE, RN and Pampo-Enchova), 7 onshore hubs (Miranga Poles, Macau, Fazenda Belém, Sergipe Terra 1, Sergipe Terra 2, Sergipe Terra 3 and Lagoa Parda).

As disclosed in the material fact dated 03/08/2019, the Executive Board approved the Resilience Plan, which extended the divestment program with the inclusion of new mature oil and gas fields in shallow water and onshore, midstream and downstream assets. And recently, on 04/26/2019, the Board of Directors approved new guidelines for portfolio management, which include the sale of eight refineries totaling a processing capacity of 1.1 million barrels per day, and the additional sale of participation in Petrobras Distribuidora and the sale of the network of stations in Uruguay.

The company reinforces the importance of portfolio management focusing on assets in which Petrobras is the natural owner, for improving its capital allocation, enabling the reduction of debt and cost of capital, and the consequent increase in the value generation for its shareholders.

Liquidity and Capital Resources

	U.S.$ million
	Jan-Mar
	2019	2018
Adjusted cash and cash equivalents* at the beginning of period	14,982	24,404
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,083)	(1,885)
Cash and cash equivalents at the beginning of period	13,899	22,519
Net cash provided by (used in) operating activities	4,711	6,849
Net cash provided by (used in) investing activities	(1,211)	197
Acquisition of PP&E and intangibles assets	(1,611)	(3,058)
Investments in investees	(2)	(7)
Proceeds from disposal of assets - Divestment	314	2,313
Divestment (Investment) in marketable securities	(26)	728
Dividends received	114	221
(=) Net cash provided by operating and investing activities	3,500	7,046
Net financings	(7,969)	(9,437)
Proceeds from financing	4,234	5,938
Repayments	(12,203)	(15,375)
Investments by non-controlling interest	(46)	37
Effect of exchange rate changes on cash and cash equivalents	(23)	(199)
Cash and cash equivalents at the end of period	9,361	19,966
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,121	1,175
Adjusted cash and cash equivalents* at the end of period	10,482	21,141
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	4,711	6,849
Acquisition of PP&E and intangibles assets, investments in investees and dividends received	(1,499)	(2,844)
Free cash flow*	3,212	4,005

As of March 31, 2019, the balance of cash and cash equivalents was US$ 9,361 million and adjusted cash and cash equivalents totaled US$ 10,442 million, observing the methodology for establishing minimum cash level and access to revolving credit facilities. Funds provided by operating activities generated cash of US$ 4,711 million, proceeds from financing of US$ 4,234 million and receipts from the sale of assets of US$ 314 million were allocated to prepayments of debts, interest and principal payments due in the period and the financing of investments in the business areas. Particularly noteworthy is the receipt of the sale of assets from distribution companies in Paraguay.

Operating cash generation was US$ 4,711 million, 31% lower than in 1Q18, because of the payment of the agreement (Federal Public Prosecutor's Office), sales of E&P assets and lower margins, partially offset by higher sales volumes of domestic oil products and higher export revenues, reflecting the devaluation of the real against the US dollar. Investments in the company's business amounted to US$ 1,499 million in 1Q19, 81% of which was invested in exploration and production. These same factors resulted in a positive Free Cash Flow of US$ 3,212 million in 1Q19.

In the first quarter of 2019, the company raised US$ 4,234 billion, notably: (i) the offering of securities in the international capital market (Global Notes) in the amount of US$ 3 billion, US$ 737 million with the reopening of the bond maturing in 2029 and US$ 2.2 billion with the issuance of a new bond maturing in 2049; (ii) public offering of debentures in the amount of US$ 955 million.

In addition, the Company repaid several finance debts, notably: (i) US$ 4,186 million relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 182 million; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 3,863 million; and (iii) pre-payment of US$ 322 million with respect to financings with the Brazilian Development Bank - BNDES.

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

Consolidated debt

Debt (US$ million)	03.31.2019	12.31.2018	Δ %	12.31.2017
Financing by source	78,810	84,175	(6)	109,046
Banking Market	29,993	33,700	(11)	43,937
Capital Markets	42,023	42,947	(2)	55,561
Development banks	2,882	3,387	(15)	5,571
Export Credit Agencies	3,658	3,881	(6)	3,670
Related parties	−	−	-	−
Others	254	260	(2)	307
Lease Liabilities	27,197	185	14,601	229
Adjusted cash and cash equivalents*	10,482	14,982	(30)	24,404
Net debt*	95,525	69,378	38	84,871
Net Debt/(Net Debt + Shareholders' Equity) - Leverage	56%	49%	7	51%
Average interest rate (% p.y.)	6.0	6.1	(1)	6.1
Net debt/Adjusted EBITDA ratio*	3.10	2.20	41	3.53
Net debt/Operating Cash Flow ratio*	3.99	2.67	49	3.20
Gross Debt	106,007	84,360	26	109,275

As of March 31, 2019, gross debt, net debt and the net debt to Adjusted EBITDA ratio increased due to the adoption of IFRS 16.

The portion of debt denominated in or indexed to the dollar rose from 74% at the end of 2018 to 76% in March, while the portion in Brazilian reais fell from 19% to 17%.

The table below shows the maturities of the debt as of 03/31/2019.

* *See definition of Capital Expenditures, Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and in Reconciliation in statement of Consolidated Adjusted EBITDA by Segment.

Exploration & Production Summary Financial Information and Main Indicators

Operational (mboed)	1Q19	4Q18	1Q19 x 4Q18 (%)	1Q18	2019 x 2018 (%)
Crude oil, NGL and Natural Gas – Brazil	2,461	2,566	(4)	2,583	(5)
Crude oil and NGLs	1,971	2,055	(4)	2,085	(6)
Onshore	129	131	(2)	142	(9)
Shallow waters	76	84	(10)	92	(17)
Deep and ultra-deep post-salt	730	793	(8)	888	(18)
Pre-Salt	1,036	1,047	(1)	964	7
Natural Gas (mboed)	489	511	(4)	497	(1)
Crude oil, NGL and Natural Gas – Abroad	78	94	(17)	98	(20)
TOTAL	2,538	2,660	(5)	2,681	(5)

Financial (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Sales revenues	11,384	12,550	(9)
Gross profit	4,580	5,121	(11)
Operating expenses	(561)	263	(313)
Operating income (loss)	4,019	5,384	(25)
Net income (loss) attributable to the shareholders of Petrobras	2,689	3,556	(24)
Adjusted EBITDA of the segment*	6,760	6,984	(3)
EBITDA margin of the segment (%)*	59	56	4
Capital expenditures of the segment	1,958	2,757	(29)
Average Brent crude (US$/bbl)	63.20	66.76	(5)
Sales price - Brazil
Crude oil (US$/bbl)	59.05	62.27	(5)
Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.44	11.51	(9)
including production taxes	22.73	23.58	(4)
Production taxes - Brazil	2,402	2,457	(2)
Royalties	1,087	1,143	(5)
Special Participation	1,303	1,300	−
Retention of areas	12	14	(14)

*

***

*See definition of Capital Expenditures, Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and in Reconciliation in statement of Consolidated Adjusted EBITDA by Segment.

Operational

1Q19 X 1Q18

Oil, NGL and natural gas production decreased mainly due to the sale of 25% in Roncador field and the reduction of Petrobras' participation in fields in the US, associated with the higher concentration of maintenance in platforms in the first quarter of 2019 and the natural decline in production. The decrease in production was partially offset by the start-up of seven new systems in the last 12 months, which are still in the process of commissioning and interconnecting new wells: P-74, P-75, P- 76 and P-77, in Búzios field; FPSO Campos dos Goytacazes, in Tartaruga Verde field, P-69, in the extreme south of Lula; and P-67, in the northern area of Lula.

Financial

1Q19 x 1Q18

The lifting cost without production taxes decreased 9% mainly due to the appreciation of the US dollar on expenses in Brazilian reais, as well as lower expenses with interventions in wells. This effect was partially offset by the reduction in production. Production taxes increased due to the appreciation of the dollar, an increase in the effective tax rate in Lula, and the unification effect in Parque das Baleias, which were offset by the reduction in Brent.

Operating income decreased mainly due to divestiments in the areas of Lapa, Iara and Carcará in 2018 and by higher government participation, partially offset by the devaluation of the real.

Refining, Transportation and Marketing Summary Financial Information and Main Indicators

Operational	1Q19	1Q18	2019 x 2018 (%)
Production Volume (Mbbl/d)	1,740	1,678	4
Diesel	680	623	9
Gasoline	391	399	(2)
Fuel oil	198	181	10
Naphtha	70	59	19
LPG	118	124	(5)
Jet fuel	113	121	(7)
Others	171	173	(1)
Sales volume (Mbbl/d)	1,737	1,647	5
Diesel	698	586	19
Gasoline	385	396	(3)
Fuel oil	45	50	(9)
Naphtha	91	97	(7)
LPG	215	217	(1)
Jet fuel	126	122	3
Others	177	178	(1)
Refining Operations - (Mbbl/d)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	75	72	4
Processed feedstock (excluding NGL)	1,638	1,569	4
Processed feedstock	1,674	1,623	3
Domestic crude oil as % of total processed feedstock	92	94	(2)
Exports (imports), net	214	396	(46)
Imports (Mbbl/d)	343	179	92
Crude oil import	179	82	118
Diesel import	70	−
Gasoline import	25	3	733
Naphtha import	13	34	(62)
LPG import	46	54	(15)
Other oil product import	10	6	67
Exports (Mbbl/d)	557	575	(3)
Crude oil export	494	496	−
Fuel oil export	116	111	5
Other oil product export	63	79	(20)

Financial (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Sales revenues	16,136	17,060	(5)
Gross profit	1,231	1,904	(35)
Operating expenses	(619)	(731)	15
Operating income (loss)	612	1,173	(48)
Net income (loss) attributable to the shareholders of Petrobras	506	943	(46)
Adjusted EBITDA of the segment*	1,261	1,808	(30)
EBITDA margin of the segment (%)*	8	11	(3)
Refining cost (US$/barrel) - Brazil	2.59	2.96	−
Refining cost (US$/barrel) - Abroad	5.14	4.55	1
Capital expenditures of the segment	213	182	17
Domestic average oil products price (US$/bbl)	73.65	78.78	(7)

* See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in reconciliation in statement of Consolidated Adjusted EBITDA by Segment.

Operational

1Q19 x 1Q18

Higher sales in the domestic market, mainly diesel, due to the decrease in third party sales due to lower margins, in addition to the growth of the economy in the period. The increase in the production of oil products accompanied the growth of the market.

The net export of oil decreased due to the increase in oil imports due to lower production and higher processed feedstock at the refineries.

Positive net exports of oil products were mainly due to the decrease in the import of oil products reflecting the decrease sales volume.

Financial

1Q19 x 1Q18

The 1Q18 gross profit was boosted by the increase in the prices of oil and oil products in the international market. Thus, the margin for oil and oil products was higher due to inventory built at lower costs. There were also higher costs for the purchase of natural gas for refinery consumption due to higher utilization, partially offset by the higher sales volume of diesel in the domestic market (increased market share) and higher oil export margins.

The lower operating income was due to lower gross profit, as expenses remained in line.

Gas & Power Summary Financial Information and Main Indicators

Financial (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Sales revenues	3,220	2,836	14
Gross profit	916	1,038	(12)
Operating expenses	(503)	(794)	37
Operating income (loss)	413	244	69
Net income (loss) attributable to the shareholders of Petrobras	247	148	67
Adjusted EBITDA of the segment*	592	406	46
EBITDA margin of the segment (%)*	18	14	4
Capital expenditures of the segment	92	65	42

Operational	1Q19	1Q18	2019 x 2018 (%)
Thermoelectric power available - average MW	2,788	2,788	−
Contract sales - average MW	1,513	2,073	(27)
Generation of electricity - average MW	2,406	1,966	22
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	76	60	27
Domestic natural gas available (MM m³/day)	51	52	(2)
Regasification of liquified natural gas (MM m³/day)	7	2	250
Natural gas imports (MM m³/day)***	18	23	(22)
Natural Gas sales volume - MM m³ / day	75	75	−

Operational

1Q19 x 1Q18

Natural gas sales volume remained at the same level as in 2018, with increased non-thermoelectric demand, offset by the lower demand from fertilizer plants due to the mothballing process. On the supply side, there were lower imports of Bolivian gas and higher regasification of LNG due to the advantageous conditions for the acquisition of LNG loads in the international market.

The lower rainfall and the drop in the level of the reservoirs in 1Q19 contributed to the increase in energy generation in this quarter compared to the same period of 2018. This situation is reflected in the higher value of the PLD.

Financial

1Q19 x 1Q18

Gross profit was lower due to exchange rate variation and higher gas cost, offset by better energy revenues. Operating income increased due to lower selling expenses with a reduction in the provision for Expected Credit Loss. In 2018, provisions for losses with lawsuits and provisions for losses with write-offs and cancellations of projects (UFN III and V) were registered.

Distribution Summary Financial Information and Main Indicators

Financial (US$ million)	1Q19	1Q18	2019 x 2018 (%)
Sales revenues	6,171	7,220	(15)
Gross profit	434	485	(11)
Operating expenses	(125)	(318)	61
Operating income (loss)	309	167	85
Net income (loss) attributable to the shareholders of Petrobras	173	83	108
Adjusted EBITDA of the segment*	201	204	(1)
EBITDA margin of the segment (%)*	3	3	−
Capital expenditures of the segment	36	26	38

Operational	1Q19	1Q18	2019 x 2018 (%)
Total domestic oil products sales volumes	593	625	(5)
Diesel	279	288	(3)
Gasoline	153	170	(10)
Fuel oil	30	38	(19)
Jet fuel	53	54	(2)
Others	79	75	5

Financial

1Q19 x 1Q18

The decrease in gross profit is due to the reduction in volumes sold and exchange rate variations offset by the increase in average margins, in line with the company’s strategy of focusing on profitability.

Operating income increased due to lower operating expenses.

VI. Reconciliation of LTM Adjusted EBITDA and Net Debt/Adjusted EBITDA Metric

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

In calculating Adjusted EBITDA for 1Q19, we adjusted our EBITDA for the period by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist of Petrobras’s portion of the class action settlement provision of December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business. In addition, they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the BMP 2019-2023, to support management’s assessment of liquidity and leverage.

Net Debt reflects the gross debt net of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term.

The LTM Adjusted EBITDA is an alternative performance measure for the Company. This measure is being presented as a supplementary information to readers.

EBITDA, LTM Adjusted EBITDA and Net debt/LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

	U.S.$ million
	Jan-Mar
	2019	2018	(%)

Net income (loss)	1,125	2,196	(49)
Net finance income (expenses)	2,162	2,235	(3)
Income taxes	565	1,219	(54)
Depreciation, depletion and amortization	3,716	3,409	9
EBITDA	7,568	9,059	(16)
Results in equity-accounted investments	(132)	(158)	16
Impairment	(7)	18	(139)
Reclassification of cumulative translation adjustment - CTA	34	−
Gains and losses on disposal/write-offs of assets (*)	(184)	(1,005)	82
Foreign exchange gains or losses on provisions for legal proceedings	15	31
Adjusted EBITDA	7,294	7,945	(8)
Adjusted EBITDA margin (%)	34	35	(1)

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	03.31.2019	12.31.2018	2Q-2018	3Q-2018	4Q-2018	1Q19
Net income (loss)	6,343	7,414	2,688	1,749	781	1,125
Net finance income (expenses)	5,784	5,857	734	1,478	1,410	2,162
Income taxes	4,030	4,684	1,286	1,329	850	565
Depreciation, depletion and amortization	12,335	12,028	3,041	2,709	2,869	3,716
EBITDA	28,492	29,983	7,749	7,265	5,910	7,568
Results in equity-accounted investments	(497)	(523)	(86)	(247)	(32)	(132)
Impairment	1,980	2,005	(49)	380	1,656	(7)
Reclassification of cumulative translation adjustment - CTA	34	−	−	−	−	34
Gains and losses on disposal/write-offs of assets *	402	(419)	316	63	207	(184)
Foreign exchange gains or losses on provisions for legal proceedings	440	456	410	98	(83)	15
Adjusted EBITDA	30,851	31,502	8,340	7,559	7,658	7,294
Income taxes	(4,030)	(4,684)	(1,286)	(1,329)	(850)	(565)
Allowance (reversals) for impairment of trade and others receivables	(3)	102	288	497	(820)	32
Trade and other receivables, net	(538)	(1,191)	(1,898)	(1,167)	1,316	1,211
Inventories	(1,269)	(1,994)	(1,493)	(795)	646	373
Trade payables	592	804	666	1,248	(692)	(630)
Deferred income taxes, net	432	764	147	100	322	(137)
Taxes payable	(809)	(312)	585	2	(1,042)	(354)
Others	(1,011)	1,362	1,750	(562)	314	(2,513)
Net cash provided by operating activities -OCF	24,215	26,353	7,099	5,553	6,852	4,711

Net Debt/LTM Adjusted EBITDA Metric

The Net debt/Adjusted EBITDA ratio is an important metric used in our 2019-2023 Plan that supports our management in assessing the liquidity and leverage of Petrobras Group.

In order to translate the items comprising this metric into the presentation currency of the Company’s financial statements (U.S. dollars), the Company applied the same foreign exchange translation method as set out IAS 21 - The Effects of Changes in Foreign Exchanges Rates (see note 2.2 to 2018 financial statements as at 12.31.2018). Accordingly, assets and liabilities items were translated into U.S. dollars at the exchange rate as of the date of the statement of financial position, and all items pertaining to the statement of income and statement of cash flows were translated at the average rates prevailing at each quarter of the years.

The Company has pursued a target ratio based on net debt and Adjusted EBITDA computed in Brazilian reais and, depending on the foreign translation effects on items that comprise this metric, the Net Debt/LTM Adjusted EBITDA may significantly differ or even present a different trend when calculated in US dollars.

The following table presents, in both currencies, the reconciliation for this metric to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents / Net Cash provided by operating activities ratio:

	R$ million		US$ million

	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Cash and cash equivalents	36,476	53,854	9,361	13,899
Government securities and time deposits (maturity of more than three months)	4,370	4,198	1,121	1,083
Adjusted cash and cash equivalents	40,846	58,052	10,482	14,982
Current and non-current debt - Gross Debt	413,078	326,876	106,007	84,360
Net debt	372,232	268,824	95,525	69,378
Net cash provided by operating activities -LTM OCF	91,377	95,846	24,215	26,353
Income taxes	(15,251)	(17,078)	(4,030)	(4,684)
Impairment of trade and others receivables	1	324	(3)	102
Trade and other receivables, net	(1,876)	(4,631)	(538)	(1,191)
Inventories	(4,659)	(7,206)	(1,269)	(1,994)
Trade payables	2,325	3,343	592	804
Deferred income taxes, net	1,640	2,787	432	764
Taxes payable	(3,186)	(1,389)	(809)	(312)
Others	(4,188)	4,844	(1,011)	1,362
LTM Adjusted EBITDA	116,571	114,852	30,851	31,502
Gross debt net of cash and cash equivalents/LTM OCF ratio	4.12	2.85	3.99	2.67
Net debt/LTM Adjusted EBITDA ratio	3.19	2.34	3.10	2.20

Income Statement Abroad

	US$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales Revenues	37	25	9	301	−	−	372
Gross Profit	10	23	3	20	−	−	56
Operating income (loss)	(51)	(32)	1	149	−	−	67
Net income (loss) attributable to the shareholders of Petrobras	3	(21)	4	98	−	−	84

Foreign Exchange Translation Effects on Results of Operations of 1Q19

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the Brazilian real-denominated results of operations real were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in 1Q19, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 1Q19, the results on a constant currency basis were computed by converting the 1Q19 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q18 (3.2433).

The amounts and respective variations presented in constant currency are not measures in accordance with – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Mar				Jan-Mar2019
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2019	2018	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	21,229	22,958	(1,729)	(8)	(3,437)	24,666	1,708	7
Cost of sales	(14,217)	(14,704)	487	3	2,302	(16,519)	(1,815)	(12)
Gross profit	7,012	8,254	(1,242)	(15)	(1,135)	8,147	(107)	(1)
Selling expenses	(1,097)	(1,273)	176	14	178	(1,275)	(2)	−
General and administrative expenses	(616)	(660)	44	7	100	(716)	(56)	(8)
Exploration costs	(174)	(136)	(38)	(28)	28	(202)	(66)	(49)
Research and development expenses	(138)	(153)	15	10	22	(160)	(7)	(5)
Other taxes	(103)	(148)	45	30	17	(120)	28	19
Other income and expenses	(1,164)	(392)	(772)	(197)	189	(1,353)	(961)	(245)
Operating income	3,720	5,492	(1,772)	(32)	(602)	4,322	(1,170)	(21)
Net finance income (expense)	(2,162)	(2,235)	73	3	350	(2,512)	(277)	(12)
Results of equity-accounted investments	132	158	(26)	(16)	(21)	153	(5)	(3)
Income before income taxes	1,690	3,415	(1,725)	(51)	(273)	1,963	(1,452)	(43)
Income taxes	(565)	(1,219)	654	54	91	(656)	563	46
Net income	1,125	2,196	(1,071)	(49)	(182)	1,307	(889)	(40)

* Variation after isolating foreign exchange translation effects between periods used for translation.

VIII. SUMMARY OF UNAUDITED FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Mar
	2019	2018
Sales revenues	21,229	22,958
Cost of sales	(14,217)	(14,704)
Gross profit	7,012	8,254

Selling expenses	(1,097)	(1,273)
General and administrative expenses	(616)	(660)
Exploration costs	(174)	(136)
Research and development expenses	(138)	(153)
Other taxes	(103)	(148)
Other income and expenses	(1,164)	(392)
	(3,292)	(2,762)
Operating income (loss)	3,720	5,492
Finance income	362	339
Finance expenses	(1,806)	(1,804)
Foreign exchange gains (losses) and inflation indexation charges	(718)	(770)
Net finance income (expense)	(2,162)	(2,235)
Results in equity-accounted investments	132	158
Income (loss) before income taxes	1,690	3,415
Income taxes	(565)	(1,219)
Net income (loss)	1,125	2,196
Net income (loss) attributable to:
Non-controlling interests	55	51
Shareholders of Petrobras	1,070	2,145

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	03.31.2019	12.31.2018

Current assets	33,517	37,062
Cash and cash equivalents	9,361	13,899
Marketable securities	1,121	1,083
Trade and other receivables, net	4,962	5,746
Inventories	8,459	8,987
Recoverable taxes	2,130	2,035
Assets classified as held for sale	2,424	1,946
Escrow account - Class action agreement	2,862	1,881
Other current assets	2,198	1,485
Non-current assets	210,044	185,006
Long-term receivables	22,361	22,059
Trade and other receivables, net	5,301	5,492
Marketable securities	52	53
Judicial deposits	7,332	6,711
Deferred taxes	2,651	2,680
Other tax assets	3,596	3,540
Advances to suppliers	543	666
Other non-current assets	2,886	2,917
Investments	2,891	2,759
Property, plant and equipment	182,007	157,383
Intangible assets	2,785	2,805
Total assets	243,561	222,068

LIABILITIES	U.S.$ million
	03.31.2019	12.31.2018
Current liabilities	29,137	25,051
Trade payables	5,880	6,327
Finance debt	3,230	3,667
Lease liability	6,030	23
Taxes payable	3,497	3,767
Dividends payable	1,118	1,109
Short-term benefits	1,817	1,658
Pension and medical benefits	853	810
Provisions for legal proceedings	3,394	3,482
Liabilities related to assets classified as held for sale	1,015	983
Agreement with US Authorities	−	783
Other current liabilities	2,303	2,442
Non-current liabilities	140,251	123,842
Finance debt	75,580	80,508
Lease liability	21,167	162
Income taxes payable	543	552
Deferred taxes	658	654
Pension and medical benefits	22,124	21,940
Provisions for legal proceedings	4,096	3,923
Provision for decommissioning costs	15,095	15,133
Other non-current liabilities	988	970
Shareholders' equity	74,173	73,175
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(34,563)	(35,557)
Non-controlling interests	1,635	1,631
Total liabilities and shareholders' equity	243,561	222,068

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Mar
	2019	2018
Cash flows from Operating activities
Net income for the year	1,125	2,196
Adjustments for:
Pension and medical benefits (actuarial expense)	578	599
Results in equity-accounted investments	(132)	(158)
Depreciation, depletion and amortization	3,716	3,409
Impairment of assets (reversal)	(7)	18
Inventory write-down to net realizable value	(41)	18
Allowance (reversals) for expected credit loss on trade and others receivables	32	137
Exploratory expenditures write-offs	50	8
Gains and losses on disposals/write-offs of assets	(184)	(1,005)
Foreign exchange, indexation and finance charges	2,222	2,656
Deferred income taxes, net	(137)	195
Reclassification of cumulative translation adjustment and other comprehensive income	34	−
Revision and unwinding of discount on the provision for decommissioning costs	209	183
Decrease (Increase) in assets
Trade and other receivables, net	1,211	558
Inventories	373	(352)
Judicial deposits	(680)	(528)
Escrow account - Class action agreement	(1,018)	(865)
Other assets	(519)	(577)
Increase (Decrease) in liabilities
Trade payables	(630)	(418)
Other taxes payable	(120)	596
Income taxes paid	(234)	(453)
Pension and medical benefits	(194)	(204)
Provisions for legal proceedings	124	183
Short-term benefits	175	146
Other liabilities	(1,242)	507
Net cash provided by operating activities	4,711	6,849
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(1,611)	(3,058)
Investments in investees	(2)	(7)
Proceeds from disposal of assets - Divestment	314	2,313
Divestment (Investment) in marketable securities	(26)	728
Dividends received	114	221
Net cash provided by (used in) investing activities	(1,211)	197
Cash flows from Financing activities
Investments by non-controlling interest	(46)	37
Loans and financing, net:
Proceeds from financing	4,234	5,938
Repayment of principal	(9,767)	(13,524)
Repayment of interest	(1,557)	(1,851)
Repayment of lease liability	(879)	-
Net cash used in financing activities	(8,015)	(9,400)
Effect of exchange rate changes on cash and cash equivalents	(23)	(199)
Net increase (decrease) in cash and cash equivalents	(4,538)	(2,553)
Cash and cash equivalents at the beginning of the period	13,899	22,519
Cash and cash equivalents at the end of the period	9,361	19,966

EGMENT INFORMATION

Consolidated Income by Segment – 1Q19

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	11,384	16,136	3,220	60	6,171	−	(15,742)	21,229
Intersegments	11,053	3,687	861	57	84	−	(15,742)	−
Third parties	331	12,449	2,359	3	6,087	−	−	21,229
Cost of sales	(6,804)	(14,905)	(2,304)	(62)	(5,737)	−	15,595	(14,217)
Gross profit	4,580	1,231	916	(2)	434	−	(147)	7,012
Expenses	(561)	(619)	(503)	(4)	(125)	(1,471)	(9)	(3,292)
Selling expenses	−	(464)	(422)	−	(202)	(2)	(7)	(1,097)
General and administrative expenses	(71)	(85)	(36)	(4)	(54)	(366)	−	(616)
Exploration costs	(174)	−	−	−	−	−	−	(174)
Research and development expenses	(94)	(4)	(5)	−	−	(35)	−	(138)
Other taxes	(21)	(22)	(16)	(1)	(8)	(35)	−	(103)
Other income and expenses	(201)	(44)	(24)	1	139	(1,033)	(2)	(1,164)
Operating income (loss)	4,019	612	413	(6)	309	(1,471)	(156)	3,720
Net finance income (expense)	−	−	−	−	−	(2,162)	−	(2,162)
Results in equity-accounted investments	36	93	4	(1)	−	−	−	132
Income (loss) before income taxes	4,055	705	417	(7)	309	(3,633)	(156)	1,690
Income taxes	(1,367)	(208)	(141)	2	(105)	1,201	53	(565)
Net income (loss)	2,688	497	276	(5)	204	(2,432)	(103)	1,125
Net income (loss) attributable to:
Non-controlling interests	(1)	(9)	29	−	31	5	−	55
Shareholders of Petrobras	2,689	506	247	(5)	173	(2,437)	(103)	1,070

Consolidated Income by Segment – 1Q18

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	12,550	17,060	2,836	68	7,220	−	(16,776)	22,958
Intersegments	12,029	3,738	850	62	97	−	(16,776)	−
Third parties	521	13,322	1,986	6	7,123	−	−	22,958
Cost of sales	(7,429)	(15,156)	(1,798)	(64)	(6,735)	−	16,478	(14,704)
Gross profit	5,121	1,904	1,038	4	485	−	(298)	8,254
Expenses	263	(731)	(794)	(6)	(318)	(1,166)	(10)	(2,762)
Selling expenses	(22)	(445)	(566)	−	(233)	1	(8)	(1,273)
General and administrative expenses	(75)	(106)	(38)	(5)	(62)	(374)	−	(660)
Exploration costs	(136)	−	−	−	−	−	−	(136)
Research and development expenses	(104)	(3)	(4)	−	−	(42)	−	(153)
Other taxes	(50)	(25)	(11)	(1)	(7)	(54)	−	(148)
Other income and expenses	650	(152)	(175)	−	(16)	(697)	(2)	(392)

Operating income (loss)	5,384	1,173	244	(2)	167	(1,166)	(308)	5,492
Net finance income (expense)	−	−	−	−	−	(2,235)	−	(2,235)
Results in equity-accounted investments	−	137	23	(2)	−	−	−	158
Income (loss) before income taxes	5,384	1,310	267	(4)	167	(3,401)	(308)	3,415
Income taxes	(1,830)	(399)	(83)	1	(57)	1,044	105	(1,219)
Net income (loss)	3,554	911	184	(3)	110	(2,357)	(203)	2,196
Net income (loss) attributable to:
Non-controlling interests	(2)	(32)	36	−	27	22	−	51
Shareholders of Petrobras	3,556	943	148	(3)	83	(2,379)	(203)	2,145

Other Income and Expenses by Segment – 1Q19

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(380)	−	(380)
Gains / (losses) related to legal, administrative and arbitration proceedings	(8)	(16)	3	−	(15)	(332)	−	(368)
Unscheduled stoppages and pre-operating expenses	(270)	(10)	(41)	−	−	(1)	−	(322)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(237)	−	(237)
Provision for Variable Compensation Program	(43)	(19)	(4)	−	(3)	(34)	−	(103)
Institutional relations and cultural projects	−	(1)	−	−	(3)	(39)	−	(43)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(34)	−	(34)
Operating expenses with thermoelectric power plants	−	−	(33)	−	−	−	−	(33)
Health, safety and environment	(6)	(2)	(1)	−	−	(8)	−	(17)
Profit sharing	(1)	(2)	(1)	−	(3)	(1)	−	(8)
Allowance for impairment of other receivables	2	−	3	−	−	(1)	−	4
Impairment	73	(66)	−	−	−	−	−	7
Government grants	1	1	18	−	−	8	−	28
Expenses/Reimbursements from E&P partnership operations	50	−	−	−	−	−	−	50
Gains / (losses) on disposal/write-offs of assets (*)	(6)	41	6	−	143	−	−	184
Others	7	30	26	1	20	26	(2)	108
	(201)	(44)	(24)	1	139	(1,033)	(2)	(1,164)

Other Income and Expenses by Segment – 1Q18

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(417)	−	(417)
Gains / (losses) related to legal, administrative and arbitration proceedings	(25)	(50)	(117)	−	(24)	(176)	−	(392)
Unscheduled stoppages and pre-operating expenses	(201)	(6)	(31)	−	−	(1)	−	(239)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(217)	−	(217)
Institutional relations and cultural projects	−	(1)	−	−	(2)	(32)	−	(35)
Operating expenses with thermoelectric power plants	−	−	(25)	−	−	−	−	(25)
Health, safety and environment	(12)	(4)	−	−	−	(9)	−	(25)
Profit sharing	(59)	(29)	(5)	−	−	(46)	−	(139)
Allowance for impairment of other receivables	(2)	(1)	1	−	−	(5)	−	(7)
Impairment	−	(18)	−	−	−	−	−	(18)
Expenses/Reimbursements from E&P partnership operations	56	−	−	−	−	−	−	56
Gains / (losses) on disposal/write-offs of assets (*)	951	(1)	7	−	−	48	−	1,005
Voluntary Separation Incentive Plan - PIDV	(1)	−	−	−	(6)	−	−	(7)
Amounts recovered from Lava Jato investigation	−	−	−	−	−	1	−	1
Others	(57)	(42)	(5)	−	16	157	(2)	67
	650	(152)	(175)	−	(16)	(697)	(2)	(392)

* In 2018, it primarily comprises divestment results.

Consolidated Assets by Segment – 03.31.2019

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	153,852	46,061	16,335	213	4,975	25,489	(3,364)	243,561

Current assets	5,263	12,239	1,960	74	2,160	15,540	(3,719)	33,517
Non-current assets	148,589	33,822	14,375	139	2,815	9,949	355	210,044
Long-term receivables	7,996	3,470	1,688	2	869	7,943	393	22,361
Investments	662	1,395	780	48	−	6	−	2,891
Property, plant and equipment	137,870	28,798	11,665	89	1,746	1,877	(38)	182,007
Operating assets	116,957	25,699	9,093	88	1,515	1,745	(38)	155,059
Assets under construction	20,913	3,099	2,572	1	231	132	−	26,948
Intangible assets	2,061	159	242	−	200	123	−	2,785

Consolidated Assets by Segment – 12.31.2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	132,313	44,083	15,609	216	5,140	28,168	(3,461)	222,068

Current assets	5,324	11,964	2,027	79	2,575	18,750	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	137	2,565	9,418	196	185,006
Long-term receivables	8,115	3,286	1,525	2	837	8,059	235	22,059
Investments	650	1,303	757	45	−	4	−	2,759
Property, plant and equipment	116,153	27,356	11,057	90	1,529	1,237	(39)	157,383
Operating assets	93,172	24,347	8,517	89	1,313	1,058	(39)	128,457
Assets under construction	22,981	3,009	2,540	1	216	179	−	28,926
Intangible assets	2,071	174	243	−	199	118	−	2,805

The Adjusted EBITDA by Segment is an alternative performance measure of each segment of the Company. This measure is being presented as a supplementary information to the readers, may not be comparable to other companies and should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS.

Reconciliation of Adjusted EBITDA by Segment – 1Q19

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,688	497	276	(5)	204	(2,432)	(103)	1,125
Net finance income (expenses)	−	−	−	−	−	2,162	−	2,162
Income taxes	1,367	208	141	(2)	105	(1,201)	(53)	565
Depreciation, depletion and amortization	2,808	624	185	1	35	63	−	3,716
EBITDA	6,863	1,329	602	(6)	344	(1,408)	(156)	7,568
Results in equity-accounted investments	(36)	(93)	(4)	1	−	−	−	(132)
Impairment	(73)	66	−	−	−	−	−	(7)
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	34	−	34
Gains and losses on disposal/write-offs of assets **	6	(41)	(6)	−	(143)	−	−	(184)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	15	−	15
Adjusted EBITDA *	6,760	1,261	592	(5)	201	(1,359)	(156)	7,294

Reconciliation of Adjusted EBITDA by Segment – 1Q18

*

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,554	911	184	(3)	110	(2,357)	(203)	2,196
Net finance income (expenses)	−	−	−	−	−	2,235	−	2,235
Income taxes	1,830	399	83	(1)	57	(1,044)	(105)	1,219
Depreciation, depletion and amortization	2,551	616	169	1	37	35	−	3,409
EBITDA	7,935	1,926	436	(3)	204	(1,131)	(308)	9,059
Results in equity-accounted investments	−	(137)	(23)	2	−	−	−	(158)
Impairment	−	18	−	−	−	−	−	18
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets **	(951)	1	(7)	−	−	(48)	−	(1,005)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	31	−	31
Adjusted EBITDA *	6,984	1,808	406	(1)	204	(1,148)	(308)	7,945

**

* See definition of Adjusted EBITDA in glossary.
** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

X - Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and s upports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress. Does not include the IFRS 16 effects.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin - Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG - Liquified natural gas.

LPG - Liquified crude oil gas.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

Net Margin - Net income (loss) over sales revenues.

NGL - Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - Operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer